Mail Stop 3561

March 27, 2009

Lee A. Kennedy
President and Chief Executive Officer
Fidelity National Information Services, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204

>   **Re: Fidelity National Information Services, Inc.**
>   **Form 10-K and 10-K/A for the Fiscal Year Ended December 31, 2008**
>   **Filed February 27, 2009 and March 10, 2009**
>   **File No. 1-16427**

Dear Mr. Kennedy:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Item 3. Legal Proceedings, page 15

1.   With respect to the case Searcy, Gladys v. eFunds Corporation, please identify the court in which this case is pending. With respect to the cases discussed under the sub-heading Driver's Privacy Protection Act, please disclose the date these cases were instituted. Please refer to Item 103 of Regulation S-K.

Lee A. Kennedy
Fidelity National Information Services, Inc.
March 27, 2009
Page 2

Item 7. Management's Discussion and Analysis of Financial Condition and Results…, page 18

Business Trends and Conditions, page 19

2.   We noted your discussion of certain business trends and conditions that you are currently
        facing. Please discuss in reasonable detail the actions you are taking to address these
        business trends and economic conditions. Also, we note in the first risk factor on page 19
        that you are sensitive to the level of consumer transactions generated by your customers,
        and that your revenues could be impacted negatively by the current recession or any other
        event causing a material slowing of consumer spending. Please discuss the actions you
        are taking to address these risks.

Liquidity and Capital Resources, page 25

3.   We note your statement in the first risk factor on page 14 that some of the lenders that are
        parties to your credit agreement and interest rate swap agreements have failed. Please
        discuss the affect, if any, that these failures have had on your credit agreements, your
        liquidity, operations, and your ability to access your credit line. Also, please discuss the
        actions, if any, you are taking to minimize the risk of future defaults by parties to your
        credit and interest rate swap agreements.

Off-Balance Sheet Arrangements, page 27

4.   We note your statement that you do not have any material off-balance sheet arrangements
        other than operating leases. Please disclose if these operating leases have had or are
        reasonably likely to have a current or future effect that is material to investors on your
        financial condition, revenues or expenses, results of operations, liquidity, capital
        expenditures or capital resources and if so, please provide the disclosures required under
        Item 303(a)(4) of Regulation S-K.

Item 7A. Quantitative and Qualitative Disclosure About Market Risks, page 29

5.   Please present summarized market risk information for the preceding fiscal year. Please
        discuss any material quantitative changes in market risk exposures between the current
        and preceding fiscal years and the reasons for any material changes. Please see Item
        305(a)(3) of Regulation S-K.

6.   Please provide a description of the model, assumptions and parameters you used when
        you assessed your exposure to hypothetical changes in interest rates and foreign currency
        exchange rates. Please refer to Item 305(a)(1)(ii)(B) of Regulation S-K and Instruction
        3(F) to Paragraph 305(a).

Interest Rate Risk, page 29

7.   We note your statement that "[a] one percent increase in the LIBOR rate would increase
        our annual debt service on the Credit Agreement by $3.9 million (based on principal
        amounts outstanding at December 31, 2008, net of interest rate swaps). Please clarify if
        this is the affect on your annual debt service after you calculate your interest swap
        transactions. If it does not include your interest swap transactions, please disclose
        quantitative market risk disclosure with respect to your interest rate swaps.

8.   Please discuss your policies, if any, to manage your foreign exchange rate risk such as
        under what circumstances you would consider entering into transactions to hedge your
        risk, and the type of instruments you would use. If you have no policies to manage your
        foreign exchange rate risk, please so state. Please refer to Item 305(b) of Regulation S-K.

9.   We note that you used a 5% change in average exchange rates to calculate the sensitivity
        of your revenues to a change in exchange rates. Instruction 3A to Item 305(a) of
        Regulation S-K indicates registrants should use changes that are not less than 10% of end
        of period market rates or prices in their sensitivity analysis. Please provide the effect that
        a 10% change in exchange rates would have on your revenues or advise why you are not
        required to do so. Please see Instruction 3A to Item 305(a) of Regulation S-K.

Item 9A. Controls and Procedures, page 68

10.   We note your conclusion of management regarding the effectiveness of your disclosure
        controls and procedures summarized the definition of disclosure controls and procedures.
        Please simply state, if true, that the officers concluded that your disclosure controls and
        procedures are effective. Alternatively, please revise your conclusion to include the full
        definition of disclosure controls and procedures as outlined in Exchange Act Rule 13a-
        15(e) rather than the summarized definition you include now. In this regard, please state,
        if true, whether the same officers concluded the controls and procedures were effective to
        "ensure that information required to be disclosed by [you] in the reports that [you] file or
        submit under the Act is recorded, processed, summarized and reported, within the time
        periods specified in the Commission's rules and forms" and to "ensure that information
        required to be disclosed by [you] in the reports that [you] file or submit under the Act is
        accumulated and communicated to [your] management, including [your] principal
        executive and principal financial officers, or persons performing similar functions, as
        appropriate to allow timely decisions regarding required disclosure." Additionally,
        please confirm to us that your conclusion regarding effectiveness would not change had
        these statements been included in the filing.

                        *   *   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us when
you will provide us with a response. If you amend one of your filings, you may wish to provide
us with marked copies of the amendment to expedite our review. Please furnish a letter that keys
your responses to our comments and provides any requested information. Detailed letters greatly

Lee A. Kennedy
Fidelity National Information Services, Inc.
March 27, 2009
Page 4

facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Robert W. Errett, Staff Attorney, at (202) 551-3225 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director